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RECEIVED
2004 OCT -6 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
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FILE No. 82-5176

04045366

September 27, 2004

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Brief Statement of Financial and Operating Results for the First Quarter of the Year ending March 31, 2005 (dated August 5, 2004) and
- Fuji Television Acquires Additional Shares of Nippon Broadcasting System (dated September 10, 2004)

Yours truly,

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

10/6

(Translation)

FILE No. 82-5176

Dear Sirs:

September 10, 2004

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director

(Code No.: No. 4676 1st section of Tokyo Stock Exchange)

Name of listed company:	Nippon Broadcasting System, Inc.
Representative:	Akinobu Kamebuchi President and Representative Director

(Code No.: No. 4660 2nd section of Tokyo Stock Exchange)

Fuji Television Acquires Additional Shares of Nippon Broadcasting System

Focusing on the forthcoming convergence of broadcasting and communications, Fuji Television Network, Inc. and Nippon Broadcasting System, Inc. have agreed to build a new capital relationship between the companies. This move is designed to strengthen business cooperation between Fuji Television and Nippon Broadcasting and to fortify the business infrastructure of the Fujisankei Communications Group. Toward these ends, Fuji Television has acquired 4,055,700 shares of Nippon Broadcasting System, Inc.

As a result, Fuji Television's holdings in Nippon Broadcasting System now total 4,064,660 shares (including 8,960 shares previously owned), equivalent to 12.39% of Nippon Broadcasting's total shares outstanding.

Details of business cooperation between the firms will be decided after careful deliberation among the relevant departments in each company.

-End -

Further Inquiry:

Investor Relations Department,
Fuji Television Network, Incorporated
Tel.: 03-5500-8258

Administration Department,
Nippon Broadcasting System, Inc.
Tel.: 03-3287-1111

(Translation)

FILE NO. 82-5176

August 5, 2004

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

Name of listed company:	Fuji Television Network, Incorporated (URL http://www.fujitv.co.jp)
Listing exchange:	Tokyo Stock Exchange
Code number:	4676
Representative:	Koichi Murakami, President and Representative Director
Inquiries to be directed to:	Tsuyoshi Habara, General Manager of Finance Dept.
	Telephone: +81-3-5500-8163

1. Items Related to the Creation of Quarterly Financial Data

(1) Adoption of simplified accounting practices: Not applicable

(2) Changes from accounting methods used in recent fiscal years: Not applicable

(3) Changes in scope of consolidation and equity method of accounting

Additions:	Consolidated subsidiaries:	0,	Affiliates:	0
Deletions:	Consolidated subsidiaries:	1,	Affiliates:	0

Japan Executive Center, Inc., which was a consolidated subsidiary in the fiscal year ended March 31, 2004, merged with consolidated subsidiary Fuji Jinzai Center, Inc. to form Fujisankei Personnel Inc.

Results by Operating Segment

Three Months ended June 30 (Millions of Yen)

	Sales			Operating income		
	2004	2003	Change	2004	2003	Change
Broadcasting	94,472	87,572	7.9%	17,172	14,215	20.8%
Broadcasting-related business	10,583	10,471	1.1%	286	252	13.3%
Direct marketing	16,638	16,441	1.2%	1,013	1,206	(16.0)%
Other businesses	6,637	6,716	(1.2)%	(320)	33	-
Eliminated	(10,488)	(11,113)	-	30	(20)	-
Total	117,843	110,088	7.0%	18,183	15,688	15.9%

Broadcasting

The Broadcasting segment reflects the earnings of the parent company. Lifted by the upturn in the advertising market, we posted year-on-year growth in broadcasting revenues in the network time advertising, local time advertising and spot advertising categories. Spot advertising sales were notably brisk, rising 12.3% on the back of growth in ad placements across all customer segments, but especially by makers of digital consumer electronics and other home electronics equipment. Non-advertising businesses were also healthy, led by strong video and DVD sales of *Bayside Shakedown 2* and sales from our for-pay mobile phone content sites and other facets of our rights business. As a result, broadcasting sales rose 7.9%, to ¥94,472 million during the quarter.

On the cost side, an increase in program production costs, the booking of production costs for the aforementioned video and DVD release and an increase in agency commissions led to a 5.4% rise in operating expenses, to ¥77,300 million. Yet, segment operating income rose 20.8%, to ¥17,172 million for the first quarter.

Sales by Broadcasting Operations

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	2004	2003	Change from the previous term
Broadcasting operations	83,247	78,813	5.6%
Broadcasting	76,093	71,776	6.0%
Network time	32,742	32,591	0.5%
Local time	5,394	5,390	0.1%
Spot	37,957	33,794	12.3%
Broadcasting related business	7,153	7,036	1.7%
Other operations	11,224	8,759	28.2%
Total	94,472	87,572	7.9%

Broadcasting-related Business

This segment consists of subsidiaries involved in program production, set design, engineering and other activities. Subsidiaries in this segment worked to offset weak growth in order value from the parent company during the first quarter by cutting costs and boosting revenues from external sources. Thanks to these efforts, first quarter sales in the Broadcasting-related Business rose 1.1% year on year, to ¥10,583 million and operating income rose 13.3%, to ¥286 million.

Direct Marketing

Catalog sales primarily of health and beauty products were firm in the first quarter, contributing to a 1.2% rise in segment sales, to ¥16,638 million. Operating income fell 16.0% to ¥1,013 million owing to higher overhead expenses.

Other Businesses

This segment consists of subsidiaries in a wide range of businesses. First quarter sales were down 1.2%, to ¥6,637 million and the decline in sales, compounded by a rise in expenses, led to an operating loss of ¥320 million.

Equity-method Affiliates

Equity in earnings of affiliated companies (net of dividends) amounted to ¥246 million, down ¥183 million year on year.

(2) Changes in Financial Position (Consolidated)

	Total Assets	Total Shareholders' Equity	Equity Ratio	Total Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2004	627,444	508,407	81.0	204,303.82
June 30, 2003	488,459	377,772	77.3	361,764.47
(For reference) Year ended March 31, 2004	625,786	501,870	80.2	403,094.41

Note: The calculation of total shareholders' equity per share for the first quarter of the fiscal year ending March 31, 2005 is based on the number of shares outstanding following the two-for-one stock split implemented on May 20, 2004.

Cash Flows

Three Months ended June 30

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the Term
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
June 30, 2004	(116)	(53,134)	(1,952)	70,010
June 30, 2003	8,636	(23,200)	(1,264)	39,427
(For reference) Year ended March 31, 2004	45,256	(68,067)	92,956	125,232

Qualitative Data on Changes in Financial Position (Consolidated)

In the first quarter of the fiscal year ending March 31, 2005, net cash flows used in operating activities totaled ¥116 million owing to a rise in accounts receivable following the launch of video and DVD sales of *Bayside Shakedown 2* and a change in the settlement method we apply with some of our business partners. The decrease in net operating cash flows also reflects a rise in inventories from payments of royalties for sports broadcast relays and the payment of enterprise taxes.

Net cash flows used in investing activities amounted to ¥53,134 million, reflecting primarily the acquisition of marketable securities (euroyen bonds) with maturities over three months and beneficiary interests in trusts for fund management purposes, the acquisition of fixed assets (land for the construction of new studios), and the purchase of investment securities.

Net cash flows used in financing activities totaled ¥1,952 million, primarily reflecting dividend payments. As a result, cash and cash equivalents at the end of the first quarter totaled ¥70,010 million, a ¥30,583 million increase versus the first quarter of the previous year and a ¥55,221 million decrease versus the end of the previous year.

(For Reference 1)

Non-Consolidated Financial Results of Three Months ended June 30, 2004 (April 1, 2004 through June 30, 2004)

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
June 30, 2004	94,472	7.9	17,172	20.8	18,312	21.8	11,081	28.2
June 30, 2003	87,572	-	14,215	-	15,036	-	8,644	-
(For reference) Year ended March 31, 2004	358,056		37,894		39,820		21,131	

	Total Assets	Total Shareholders' Equity
	Yen	Yen
June 30, 2004	567,279	484,666
June 30, 2003	436,857	356,313
(For reference) Year ended March 31, 2004	561,266	477,887

3. Outlook for the Fiscal Year Ending March 31, 2005

Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Six Months ending September 30, 2004	228,000	23,500	13,000
Year ending March 31, 2005	452,000	42,000	23,000

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥9,138.03.

(For Reference 2)

Non-Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Six Months ending September 30, 2004	181,500	22,000	12,000
Year ending March 31, 2005	352,000	37,500	20,500

(Reference) Non-consolidated net income per share for the fiscal year is forecast to be ¥8,176.18.

Note: The forecasts above are based on information available at the time hereof. Actual performance may differ from the forecasts due to unforeseen factors.

Quantitative Data Related to Earnings Forecasts

Consolidated earnings in the first quarter outpaced our initial forecasts. And we are optimistic that the upturn in the advertising market will continue through the interim period thanks in part to the impact of the Athens 2004 Olympic Games. That said, visibility for the second half of the current fiscal year remains low and we reiterate our initial outlook. As a result, we revised our interim and full-year forecasts versus the figures announced in May, as shown below.

For the interim period, we now forecast consolidated net sales of ¥228.0 billion, recurring profit of ¥23.5 billion and net income of ¥13.0 billion, and for the full year, we now forecast consolidated net sales of ¥452.0 billion, recurring profit of ¥42.0 billion and net income of ¥23.0 billion.

Differences in these revised forecasts and the interim and full-year forecasts disclosed in the flash report published in Japanese on May 21, 2004, are shown below:

(1) Consolidated Financial Results of the Six Months ending September 30, 2004:

(Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	224,000	21,500	11,500
Revised Forecast (B)	228,000	23,500	13,000
Change (B-A)	4,000	2,000	1,500
Percent Change (%)	1.8	9.3	13.0

(2) Non-Consolidated Financial Results of the Six Months ending September 30, 2004:

(Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	177,000	21,000	12,000
Revised Forecast (B)	181,500	22,000	12,000
Change (B-A)	4,500	1,000	-
Percent Change (%)	2.5	4.8	-

(3) Consolidated Financial Results of the Year ending March 31, 2005:

(Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	447,500	40,500	21,500
Revised Forecast (B)	452,000	42,000	23,000
Change (B-A)	4,500	1,500	1,500
Percent Change (%)	1.0	3.7	7.0

(4) Non-Consolidated Financial Results of the Year ending March 31, 2005:

(Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	347,500	36,500	20,500
Revised Forecast (B)	352,000	37,500	20,500
Change (B-A)	4,500	1,000	-
Percent Change (%)	1.3	2.7	-

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	First quarter ended June 30, 2004 (as of June 30, 2004)		First quarter ended June 30, 2003 (as of June 30, 2003)		Change from the previous term		(For reference) Year ended March 31, 2004	
ASSETS		%		%		%		%
Current assets:								
1 Cash and time deposit	27,931		24,113				26,665	
2. Trade notes and accounts receivable	106,523		94,089				96,978	
3. Marketable securities	99,491		55,167				115,240	
4. Inventories	25,096		26,946				20,968	
5. Deferred income tax	47,140		---				59,781	
6. Other current assets	14,538		18,270				16,051	
7. Less allowance for doubtful accounts	(333)		(411)				(270)	
Total current assets:	320,389	51.1	218,176	44.7	102,212	46.9	335,416	53.6
Fixed assets:								
1. Tangible fixed assets:								
(1) Buildings and structures	92,646		98,645				93,685	
(2) Land	20,557		15,406				4,388	
(3) Other	14,422		14,051				15,159	
Total tangible fixed assets	127,627	20.3	128,104	26.2	(476)	(0.4)	113,232	18.1
2. Intangible fixed assets:	33,005	5.3	22,540	4.6	10,465	46.4	33,069	5.3
3. Investments and other assets:								
(1) Investment securities	134,526		91,385				132,014	
(2) Other	13,002		29,349				13,165	
(3) Less allowance for doubtful accounts	(1,106)		(1,097)				(1,112)	
Total investments and other assets	146,422	23.3	119,637	24.5	26,784	22.4	144,068	23.0
Total of fixed assets:	307,055	48.9	270,282	55.3	36,772	13.6	290,370	46.4
TOTAL ASSETS	627,444	100.0	488,459	100.0	138,985	28.5	625,786	100.0

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen, rounded down)

	First quarter ended June 30, 2004 (April 1, 2004 to June 30, 2004)		First quarter ended June 30, 2003 (April 1, 2003 to June 30, 2003)		Increase (decrease)		(For reference) Fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)	
		%		%		%		%
I. Net Sales	117,843	100.0	110,088	100.0	7,755	7.0	455,945	100.0
II. Cost of Sales	67,645	57.4	64,085	58.2	3,559	5.6	289,371	63.5
Gross Profit	50,197	42.6	46,002	41.8	4,195	9.1	166,574	36.5
III. Selling, General and Administrative Expenses								
1. Selling expense	22,901		21,856				88,198	
2. General and administrative expenses	9,113	27.2	8,456	27.5	1,701	5.6	34,310	26.8
Operating Income	18,183	15.4	15,688	14.3	2,494	15.9	44,065	9.7
IV. Non-operating Income								
1. Interests	83		66				264	
2. Dividends	546		217				341	
3. Income from investments in equity-method affiliates	246		430				597	
4. Rental fee	268		589				2,399	
5. Others	123	1.1	86	1.2	(121)	(8.7)	462	0.9
V. Non-operating Expenses								
1. Interests	32		29				126	
2. Losses on partnership investments	54		―				648	
3. Expenses of issuance of new stock	30		―				474	
4. Renting expenses	195		302				1,164	
5. Others	211	0.4	404	0.7	(213)	(28.9)	152	0.6
Recurring Income	18,927	16.1	16,341	14.8	2,586	15.8	45,564	10.0
VI. Extraordinary gain								
1. Gain on the sale of fixed assets	0		0				304	
2. Gain on the sale of investment securities	-		-				0	
3. Gain on leveraged lease	-		31				173	
4. Gain on the return of allowance for doubtful accounts	-		57				63	
5. Others	66	0.0	22	0.1	(46)	(41.0)	48	0.1
VII. Extraordinary Loss								
1. Loss on sale of fixed assets	3		1				3,012	
2. Loss on disposal of fixed assets	8		26				120	
3. Devaluation of shares of affiliates	-		-				119	
4. Devaluation of membership	-		-				23	

(Millions of yen, rounded down)

	First quarter ended June 30, 2004 (April 1, 2004 to June 30, 2004)		First quarter ended June 30, 2003 (April 1, 2003 to June 30, 2003)		Increase (decrease)		(For reference) Fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)	
		%		%		%		%
5. Retirement benefit expenses	-		-				351	
6. Increase in reserve for membership deposit	-		-				54	
7. Others	-	0.0	19	0.0	(35)	(75.3)	86	0.8
Income before Income Taxes	18,982	16.1	16,406	14.9	2,575	15.7	42,387	9.3
Income Taxes and enterprise taxes	7,178		7,254				13,435	
Adjustment for income taxes	631	6.6	(82)	6.5	638	8.9	3,339	3.7
Minority Interests	137	0.1	218	0.2	(81)	(37.1)	897	0.2
Net Income	11,034	9.4	9,015	8.2	2,018	22.4	24,714	5.4